EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended
	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$35,010	$33,097	$44,066	$43,702	$23,310
Interest on rental expense	10,520	10,960	10,520	12,040	9,820
Total fixed charges	45,530	44,057	54,586	55,742	33,130
Earnings:
Income from continuing operations before income taxes	244,015	169,603	163,684	55,164	68,003
Earnings available to cover fixed charges	$289,545	$213,660	$218,270	$110,906	$101,133
Ratio of earnings to fixed charges	6.4	4.8	4.0	2.0	3.1
Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—